UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C-AR

UNDER THE SECURITIES ACT OF 1933

(Mark one.)

☐ Form C: Offering Statement
☐ Form C-U: Progress Update
☐ Form C/A: Amendment to Offering Statement
   ☐ Check box if Amendment is material and investors must reconfirm within five business days.
X Form C-AR: Annual Report
☐ Form C-AR/A: Amendment to Annual Report
☐ Form C-TR: Termination of Reporting

Name of issuer
Procertas LLC

Legal status of issuer

    Form
    Limited Liability Company

    Jurisdiction of Incorporation/Organization
    South Carolina

    Date of organization
    October 10, 2016

Physical address of issuer
3307 Rees Row, Mount Pleasant, South Carolina 29466

Website of issuer
http://www.procertas.com

Current number of employees
8

	Most recent fiscal year-end (2020)	Prior fiscal year-end (2019)
Total Assets	$162,574.92	$65,617.00
Cash & Cash Equivalents	$4,537.22	$14,867.00
Accounts Receivable	$36,080.00	$4,250.00
Short-term Debt	$45,112.15	$142,464.00
Long-term Debt	$0.00	$0.00
Revenues/Sales	$371,192.89	$202,356.00
Cost of Goods Sold	$334,812.85	$173,115.00
Taxes Paid	$0.00	$0.00
Net Income	$(68,371.58)	$(170,895.00)


April 30, 2021

FORM C-AR

Procertas LLC




This Form C-AR (including the cover page and all exhibits attached hereto, the "Form C-AR") is being furnished by Procertas LLC, a South Carolina limited liability company (the "Company", as well as references to "we", "us", and "our") for the sole purpose of providing certain information about the Company as required by the Securities and Exchange Commission ("SEC").

No federal or state securities commission or regulatory authority has passed upon the accuracy or adequacy of this document. The SEC does not pass upon the accuracy or completeness of any disclosure document or literate. The Company is filing this Form C-AR pursuant to Regulation CF (§ 227.100 et seq.) which requires that it must file a report with the SEC annually and post the report on its website at www.procertas.com no later than 120 days after the end of each fiscal year covered by the report. The Company may terminate its reporting obligations in the future in accordance with Rule 202(b) of Regulation CF (§ 227.202(b)) by 1) being required to file reports under Section 13(a) or Section 15(d) of the Exchange Act of 1934, as amended, 2) filing at least one annual report pursuant to Regulation CF and having fewer than 300 holders of record, 3) filing annual reports for three years pursuant to Regulation CF and having assets equal to or less than $10,000,000, 4) the repurchase of all the Securities sold pursuant to Regulation CF by the Company or another party, or 5) the liquidation or dissolution of the Company.

The date of this Form C-AR is **April 30, 2021**.

THIS FORM C-AR DOES NOT CONSTITUTE AN OFFER TO PURCHASE OR SELL SECURITIES.

Forward-Looking Statement Disclosure

This Form C-AR and any documents incorporated by reference herein or therein contain forward-looking statements and are subject to risks and uncertainties. All statements other than statements of historical fact or relating to present facts or current conditions included in this Form C-AR are forward-looking statements. Forward-looking statements give the Company's current reasonable expectations and projections relating to its financial condition, results of operations, plans, objectives, future performance and business. You can identify forward-looking statements by the fact that they do not relate strictly to historical or current facts. These statements may include the words "estimate", "project", "believe", "anticipate", "intend", "expect", and similar expressions, which are intended to identify forward-looking statements, in connection with any discussion of the timing or nature of future operating or financial performance or other events.

The forward-looking statements contained in this Form C-AR and any documents incorporated by reference herein or therein are based on reasonable assumptions the Company and its managers have made in light of industry experience, perceptions of historical trends, current conditions, expected future developments, and other factors it believes are appropriate under the circumstances to anticipate. As you read and consider this Form C-AR, you should understand that these statements are not guarantees or performance or results. They involve risks, uncertainties (many of which are beyond the Company's control) and assumptions. Although the Company believes that these forward-looking statements are based on reasonable assumptions, you should be aware that many factors could affect its actual performance and financial performance and cause its performance to differ materially from the performance anticipated in the forward-looking statements. Should one or more of these risks or uncertainties materialize, or should any of these assumptions prove incorrect or change, the Company's actual operating and financial performance may vary in material respects from the performance projects in these forward-looking statements.

Any forward-looking statement made by the Company in this Form C-AR or any documents incorporated by reference herein or therein speaks only as of the date of this Form C-AR. Factors or events that could cause our actual operating and financial performance to differ may emerge from time to time, and it is not possible for the Company to predict all of them. The Company undertakes no obligation to update any forward-looking statement, whether as a result of new information, future developments or otherwise, except as may be required by law.

TABLE OF CONTENTS

About this Form C-AR

You should rely only on the information contained in this Form C-AR. We have not authorized anyone to provide you with information different from that contained in this Form C-AR. You should assume that the information contained in this Form C-AR is accurate only as of the date of this Form C-AR, regardless of the time of delivery of this Form C-AR. Our business, financial condition, results of operations, and prospects may have changed since that date. Statements contained herein as to the content of any agreements or other document are summaries and, therefore, are necessarily selective and incomplete and are qualified in their entirety by the actual agreements or other documents.

SUMMARY

The Business
The following summary is qualified in its entirety by more detailed information that may appear elsewhere in this Form C-AR and the Exhibits hereto.

Procertas LLC (the "Company") is a South Carolina limited liability company formed on October 10, 2016.

The Company is located at 3307 Rees Row, Mount Pleasant, South Carolina 29466.

The Company's website is www.procertas.com.

The information available on or through our website is not part of this Form C-AR.

RISK FACTORS

The SEC requires the Company to identify risks that are specific to its business and financial condition. The Company is still subject to all the same risks that all companies in its business, and all companies in the economy, are exposed to. These include risks relating to economic downturns, political and economic events and technological developments (such as hacking and the ability to prevent hacking). Additionally, early-stage companies are inherently riskier than more developed companies. You should consider general risks as well as specific risks when deciding whether to invest.

Risks Related to the Company's Business and Industry

The office technologies and features may change, rendering some of our software, products, and services outdated or obsolete.
While we do our best to keep our platform current and focused on core proficiencies and competencies, the underlying office technologies may integrate automation, artificial intelligence, machine learning, or other efficiencies that will either change the steps and procedures in some courses and tests and require updates or supplant lessons entirely.

The product/services we sell are advanced, and we need to rapidly and successfully develop and introduce new products in a competitive, demanding and rapidly changing environment.
The success of the Company is dependent upon the Company's ability to develop and introduce in a timely manner new products and services that incorporate technological advances, keep pace with evolving industry standards, and respond to changing customer requirements. If the Company is unable to develop and introduce new products and services or enhancements in a timely manner in response to changing market conditions or customer requirements, the Company's business, financial condition and results of operations would be materially adversely affected. To succeed, the Company must continually improve, refresh and expand its products/services and offerings to include newer features, functionality or solutions, and keep pace with price-to-performance gains in the industry. Shortened product life cycles due to customer demands and competitive pressures impact the pace at which the Company must introduce and implement new technology. This requires a high level of innovation by both the software developers and the suppliers of third-party software components included in the systems. In addition, bringing new solutions to market entails costly and lengthy processes, and requires accurately anticipating customer needs and technology trends. We must continue to respond to market demands, develop leading technologies, and maintain leadership, or our business operations may be adversely affected. We much also anticipate and respond to customer demands regarding the compatibility of current and prior offerings. These demands could hinder the pace or introducing and implementing new technology. Future results may be affected if products cannot effectively interface and perform well with software products of other companies and with customers' existing information technology infrastructures, or if we are unsuccessful in efforts to enter into agreements allowing integration of third-party technology with our

assessment platforms. Our effects to develop the interoperability or our products may require significant investments of capital and employee resources. In addition, many of our principal products are used with products offered by third parties and, in the future, some vendors of non-Company products may become less willing to provide us access to their products, technical information, and marketing and sales support. As a result of these and other factors, our ability to introduce new or improved solutions could be adversely impacted and our business would be negatively affected.

The amount of capital the Company is attempting to raise in this Offering may not be enough to sustain the Company's current business plan.
In order to achieve the Company's near and long-term goals, the Company may need to procure more funds in addition to the amount raised in this Offering. There is no guarantee the Company will be able to raise such funds on acceptable terms or at all. If it is not able to raise sufficient capital in the future, it may not be able to execute the business plan, its continued operations will be in jeopardy, and the Company may be forced to cease operations and sell or otherwise transfer all or substantially all of its remaining assets, which could cause a Purchaser to lose all or a portion of his or her investment.

Although dependent on certain key personnel, the Company does not have any key man life insurance policies.
The Company is dependent on certain key personnel in order to conduct its operations and execute its business plan, however, the Company has not purchased any insurance policies with respect to those individuals in the event of their death or disability. Therefore, if any of these personnel die or become disabled, the Company will not receive any compensation to assist with such person's absence. The loss of such person could negatively affect the Company and its operations. We have no way to guarantee key personnel will stay with the Company, as many states do not enforce non-competition agreements, and therefore acquiring key man insurance will not ameliorate all risk of relying on key personnel.

The Company is not subject to Sarbanes-Oxley regulations and may lack the financial controls and procedures of public companies.
The Company may not have the internal control infrastructure that would meet the standards of a public company, including the requirements of the Sarbanes Oxley Act of 2002. As a privately-held (non-public) company, the Company is currently not subject to the Sarbanes Oxley Act of 2002, and its financial and disclosure controls and procedures reflect its status as a development stage, non-public company. There can be no guarantee that there are no significant deficiencies or material weaknesses in the quality of the Company's financial and disclosure controls and procedures. If it were necessary to implement such financial and disclosure controls and procedures, the cost to the Company of such compliance could be substantial and could have a material adverse effect on the Company's results of operations.

We may implement new lines of business or offer new products and services within existing lines of business.
As an early-stage company, we may implement new lines of business at any time. There are substantial risks and uncertainties associates with these efforts, particularly in instances where the markets are not fully developed. In developing and marketing new lines of business and/or new products and services, we may invest significant time and resources. Initial timetables for the introduction and development of new lines of business and/or new products or services may not be achieved, and price and profitability targets may not prove feasible. We may not be successful in introducing new products and services in response to industry trends or developments in technology or those new products may not achieve market acceptance. As a result, we could lose business, be forced to price products and services on less advantageous terms to retain or attract clients, or be subject to cost increases. As a result, our business, financial condition or results of operations may be adversely affected.

The Company may face competition from other businesses.
The Company will compete in a competitive market with a few established technology assessment providers. The Company expects competition to increase in the future. If and when the Company expands the scope of its product and service offerings, it may compete with a greater number of companies across a wider range of products and services. Many of the Company's current competitors and potential new competitors may have longer operating histories, greater name recognition, larger client bases and significantly greater financial, technical and marketing resources than the Company. These advantages may allow them to respond more quickly to new or emerging technologies, changes in laws or regulations, and changes in client and/or user requirements. There can be no assurance that the Company will be able to compete successfully in its chosen markets and competitive pressures may materially and adversely affect the Company's business, prospects, financial condition and results of operations. Any significant success of the Company's competitors can damage relationships with the Company's customers and service providers, diminish the Company's market share, and present significant obstacles to the further development of the Company.

Limited ability to protect intellectual property rights.

The Company's business model is dependent on proprietary technology. As such, licensing, developing and protecting the proprietary nature of this technology is crucial to the success of the Company. The Company will rely on intellectual property laws, all of which offer only limited protection. Competitors may infringe upon any patents or trademarks that the Company takes out on its proprietary technology. Failure to adequately protect its intellectual property from current competitors or new entrants to the market could have a material adverse effect on the Company's business, operating results, and financial condition. If the Company resorts to legal proceedings to enforce the Company's intellectual property rights, the proceedings could be burdensome and expensive and could involve a high degree of risk. Additionally, the Company may become subject to third-party claims that it infringed upon their proprietary rights or trademarks. Such claims, whether or not meritorious, may result in the expenditure of significant financial and managerial resources, injunctions against the Company or the payment of damages by the Company.

Employees or related third parties may engage in misconduct or other improper activities.
The Company is exposed to the risk that employee fraud or other misconduct could occur. Misconduct by employees could include misappropriation of trade secrets or other intellectual property or proprietary information of the Company or other persons or entities and failing to disclose unauthorized activities. It is not always possible to deter or detect employee misconduct, and the precautions taken to prevent and detect this activity may not be effective in controlling unknown or unmanaged risks or losses. The misconduct of one or more of the Company's employees or key third-party partners may have a material adverse effect on the Company's business, results of operations, prospects, and financial condition.

Our business could be negatively impacted by cyber security threats, attacks and other disruptions.
Like others in our industry, we continue to face advanced and persistent attacks on our information infrastructure where we manage and store various proprietary information and sensitive/confidential data relating to our operations. These attacks may include sophisticated malware (viruses, worms, and other malicious software programs) and phishing emails that attack our products or otherwise exploit any security vulnerabilities. These intrusions sometimes may be zero-day malware that are difficult to identify because they are not included in the signature set of commercially available antivirus scanning programs. Experienced computer programmers and hackers may be able to penetrate our network security and misappropriate or compromise our confidential information or that of our customers or other third-parties, create system disruptions, or cause shutdowns. Additionally, sophisticated software and applications that we produce or procure from third-parties may contain defects in design or manufacture, including "bugs" and other problems that could unexpectedly interfere with the operation of the information infrastructure. A disruption, infiltration or failure of our information infrastructure systems or any of our data centers as a result of software or hardware malfunctions, computer viruses, cyber-attacks, employee theft or misuse, power disruptions, natural disasters or accidents could cause breaches of data security, loss of critical data and performance delays, which in turn could adversely affect our business.

BUSINESS

Description of the Business
Procertas (Professional Certifications and Technology Assessments) offers training on vital, but often dismissed skills. The Company owns and offers the Legal Technology Assessment (LTA), which is a web-based assessment and learning platform geared towards legal professionals and the basic office technologies that they utilize daily, i.e., Word, Excel, PDF and PowerPoint. The LTA accomplishes this through a competency-based learning approach, establishing a true way to validate that "learning" has actually occurred. Procertas will be expanded outside the legal space with the creation of the Basic Office Technology Assessment (BOTA), ETA August 2020, as we have recognized that lack of basic office technology proficiency is not just a "legal" industry issue.

Business Plan
The LTA accomplishes this through a competency-based learning approach, establishing a true way to validate that "learning" has actually occurred. Procertas will be expanded outside the legal space with the creation of the Basic Office Technology Assessment (BOTA), as we have recognized that lack of basic office technology proficiency is not just a "legal" industry issue.

The Company's Products and/or Services

Product / Service	Description	Current Market
Legal Technology Assessment (LTA)	integrated benchmarking and training platform focused on basic desktop software with competence-based assessments and active learning for legal professionals.	law schools, law firms, corporate in-house counsel and legal departments, state/country bar associations, and paralegal programs

Basic Office Technology Assessment (BOTA) (forthcoming)	basic office technology proficiency assessment and learning platform for more industries and spaces.	undergraduate institutions, various departments of companies,

Competition
The markets in which our products are sold are highly competitive. Our products compete against similar products of many large and small companies, including well-known global competitors. In many of the markets and industry segments in which we sell our products, we compete against other branded products as well as retailers' private-label brands. Product quality, performance, value and packaging are also important differentiating factors.

Customer Base
The Company's current customer base includes law schools, law firms, corporate in-house counsel and legal departments, state/country bar associations, and paralegal programs, soon expanding to other industries.

Supply Chain
The Company has a development and consulting team based in New York and Switzerland with remote developers in the Philippines and support from Barcelona, leveraging digital badging functionality and hosting capabilities of other vendors.

Intellectual Property
Registered trademark and copyrights for software.

Trademarks

Application or Registration #	Goods / Services	Mark	File Date	Grant Date	Country
5708180	Providing on-line non-downloadable software for assessing proficiency with software for authoring and editing documents; providing on-line non-downloadable training software for authoring and editing documents	PROCERTAS	2018-06-11	2019-03-26	United States

Governmental/Regulatory Approval and Compliance
The Company is subject to and affected by laws and regulations of U.S. federal, state and local governmental authorities. These laws and regulations are subject to change.

Litigation
None.

DIRECTORS, OFFICERS, AND MANAGERS

The directors, officers, and managers of the Company are listed below along with all positions and offices held at the Company and their principal occupation and employment responsibilities for the past three (3) years.

Name	Positions and Offices Held at the Company	Principal Occupation and Employment Responsibilities for the Last Three (3) Years	Education
Joseph Colucci	Manager, Principal	Senior Solutions Consultant at Inventus, September 2017-present	The Catholic University of America, 1999
Daniel Flaherty	Manager, Principal	Director of Legal Project Management with Baker McKenzie, January 2019-present; Advisory Board Member of NextLaw Labs, October 2015-January 2019	USC Gould School of Law, 2006; Loyola Marymount University, 2002

Indemnification
Indemnification is authorized by the Company to managers, officers or controlling persons acting in their professional capacity pursuant to South Carolina law. Indemnification includes expenses such as attorney's fees and, in certain circumstances, judgments, fines and settlement amounts actually paid or incurred in connection with actual or threatened actions, suits or proceedings involving such person, except in certain circumstances where a person is adjudged to be guilty of gross negligence or willful misconduct, unless a court of competent jurisdiction determines that such indemnification is fair and reasonable under the circumstances.

Employees
The Company currently has 8 employees.

CAPITALIZATION AND OWNERSHIP

Capitalization

The Company has issued the following outstanding securities:

Type of security	Membership Units
Amount outstanding/Face Value	10,000 units, no face value
Voting Rights	Yes
Anti-Dilution Rights	No
How this security may limit, dilute or qualify the Security issued pursuant to Regulation CF	Additional membership Units will needs to be issued upon the conversion of the Security
Percentage ownership of the Company by the holders of such security (assuming conversion prior to the Offering if convertible securities).	100%

Securities issued pursuant to Regulation CF:

Type of security	Units of SAFE (Simple Agreement for Future Equity)
Amount outstanding/Face Value	$47,977.74
Voting Rights	No
Anti-Dilution Rights	No

The Company has the following debt outstanding:

Type of debt	Advance by Daniel Casey Flaherty
Amount outstanding	$45,211.15

Type of debt	Family & Friends Loan
Amount outstanding	$46,500
Interest Rate and Amortization Schedule	5%
Description of Collateral	N/A
Other Material Terms	No payment terms/No official due date
Maturity Date	N/A

The Company has conducted the following prior Securities offerings in the past three years:

Security Type	Number Sold	Money Raised	Use of Proceeds	Offering Date	Exemption from Registration Used or Public Offering
Regulation CF SAFE	26	$47,977.74	Product development, business development, and marketing.	July 22, 2020	Regulation CF

Ownership
A majority of the Company is owned by co-founders Joseph Patrick Colucci and Daniel Casey Flaherty.

Below the beneficial owners of 20% percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power, are listed along with the amount they own.

Name	Number and type/class of security held	Percentage ownership
Daniel Casey Flaherty	5,010	50.10%
Joseph Patrick Colucci	4,642	46.42%

FINANCIAL INFORMATION

Please see the financial information listed on the cover page of this Form C-AR and attached hereto in addition to the following information. Financial statements are attached hereto as Exhibit A.

Operations
Procertas LLC (the "**Company**") was formed on October 10, 2016 under the laws of the State of South Carolina, and is headquartered in Mount Pleasant, South Carolina. The Company provides professional certifications and technology assessments.

Liquidity and Capital Resources
On July 22, 2020, the Company conducted an offering pursuant to Regulation CF and raised $47,037.00.

The Company does not have any additional sources of capital other than the proceeds from the Regulation CF Offering and operations.

Capital Expenditures and Other Obligations
The only capital expenditures the Company plans to make in the future are transitioning "contract" work to full-time employees or "FTE" for business development, marketing and operations personnel.

Valuation
The Company has ascribed no pre-Offering valuation to the Company; the Securities are priced arbitrarily.

Material Changes and Other Information

Trends and Uncertainties
The financial statements are an important part of this Form C-AR and should be reviewed in their entirety. The financial statements of the Company are attached hereto as Exhibit A.

Restrictions on Transfer
Any Securities sold pursuant to Regulation CF may not be transferred by any Purchaser of such Securities during the one-year holding period beginning when the Securities were issued, unless the Securities are transferred: 1) to the Company, 2) to an accredited investor, as defined by Rule 501(d) of Regulation D promulgated under the Securities Act, 3) as part of an IPO or 4) to a member of the family of the Purchaser or the equivalent, to a trust controlled by the Purchaser, to a trust created for the benefit of a member of the family of the Purchaser or the equivalent, or in connection with the death or divorce of the Purchaser or other similar circumstances. "Member of the family" as used herein means a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother/father/daughter/son/sister/brother-in-law, and includes adoptive relationships. Remember that although you may legally be able to transfer the Securities, you may not be able to find another party willing to purchase them.
In addition to the foregoing restrictions, prior to making any transfer of the Securities or any Securities into which they are convertible, such transferring Purchaser must either make such transfer pursuant to an effective registration statement filed with the SEC or provide the Company with an opinion of counsel stating that a registration statement is not necessary to effect such transfer.

In addition, the Purchaser may not transfer the Securities or any Securities into which they are convertible to any of the Company's competitors, as determined by the Company in good faith.

Furthermore, upon the event of an IPO, the capital stock into which the Securities are converted will be subject to a lock-up period and may not be sold for up to 180 days following such IPO.

TRANSACTIONS WITH RELATED PERSONS AND CONFLICTS OF INTEREST

Related Person Transactions
From time to time the Company may engage in transactions with related persons. Related persons are defined as any director or officer of the Company; any person who is the beneficial owner of twenty (20%) percent or more of the Company's outstanding voting equity securities, calculated on the basis of voting power; any promoter of the Company; any immediate family member of any of the foregoing persons or an entity controlled by any such person or persons. Additionally, the Company will disclose here any transaction, whether historical or contemplated, where the Company was or is to be a party and the amount involved exceeds five percent (5%) of the aggregate amount of capital raised by the issuer in reliance on section 4(a)(6) and the counter party is either (i) Any director or officer of the issuer; (ii) Any person who is, as of the most recent practicable date but no earlier than 120 days prior to the date the offering statement or report is filed, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power; (iii) If the issuer was incorporated or organized within the past three years, any promoter of the issuer; or (iv) Any member of the family of any of the foregoing persons, which includes a child, stepchild, grandchild, parent, stepparent, grandparent, spouse or spousal equivalent, sibling, mother-in-law, father-in-law, son-in-law, daughter-in-law, brother-in-law, or sister-in-law, and shall include adoptive relationships. The term *spousal equivalent* means a cohabitant occupying a relationship generally equivalent to that of a spouse.

The Company has conducted the following transactions with related persons: The principals and managers of the Company, Joseph Patrick Colucci and Daniel Casey Flaherty, periodically give and take related-party advances to and from the Company. These advances do not have specified maturity dates or interest rates. The loans are considered payable on demand, but classified as long-term liabilities and will be outstanding for at least one year, and they bear no interest. The terms may be retroactively revised at a future date. As of April 30, 2021, the Company owed $45,211.45 in related-party advances.

Conflicts of Interest

The Company has engaged in the following transactions or relationships, which may give rise to a conflict of interest with the Company, its operations and its securityholders: None.

OTHER INFORMATION

The Company has not failed to comply with the ongoing reporting requirements of Regulation CF § 227.202 in the past.

Bad Actor Disclosure
None

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C-AR and has duly caused this Form to be signed on its behalf by the duly authorized undersigned.

The issuer also certifies that the attached financial statements are true and complete in all material respects.

/s/ *Joseph Colucci*
_____
(Signature)

Joseph Colucci
_____
(Name)

Manager
_____
(Title)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100 et seq.), the issuer certifies that this Form C-AR has been signed by the following persons in the capacities and on the dates indicated.

/s/ *Daniel Flaherty*
_____
(Signature)

Daniel Flaherty
_____
(Name)

Manager
_____
(Title)

April 30, 2021
_____
(Date)

/s/ *Joseph Colucci*
_____
(Signature)

Joseph Colucci
_____
(Name)

Manager
_____
(Title)

April 30, 2021
_____
(Date)

Instructions.
1.   The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer and at least a majority of the board of directors or persons performing similar functions.
2.   The name of each person signing the form shall be typed or printed beneath the signature.
Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

EXHIBIT A
Financial Statements

Procertas LLC

Balance Sheet
As of December 31, 2020

	TOTAL
ASSETS	
Current Assets	
Bank Accounts	
Wells Fargo *2403	1,014.78
Wells Fargo *8188	3,522.44
Total Bank Accounts	**$4,537.22**
Accounts Receivable	
Accounts Receivable (A/R)	36,080.00
Total Accounts Receivable	**$36,080.00**
Other Current Assets	
Loan Due From Joe Colucci	74,094.34
Prepaid Expenses	863.36
Total Other Current Assets	**$74,957.70**
Total Current Assets	**$115,574.92**
Other Assets	
Accumulated Amortization	-13,000.00
Goodwill	60,000.00
Total Other Assets	**$47,000.00**
TOTAL ASSETS	**$162,574.92**

Procertas LLC

Balance Sheet
As of December 31, 2020

	TOTAL
LIABILITIES AND EQUITY	
Liabilities	
Current Liabilities	
Credit Cards	
Credit Card Capital One *4999	12,866.93
Total Credit Cards	**$12,866.93**
Other Current Liabilities	
Accrued Expenses	16,388.58
Business LOC (3478)	21,418.35
Deferred Revenue	263,496.67
Loan from Casey	45,211.15
Total Other Current Liabilities	**$346,514.75**
Total Current Liabilities	**$359,381.68**
Long-Term Liabilities	
HELOC Loan	113,103.10
HTFCU Loan Payable	3,003.00
M. Colucci Loan	38,500.00
SBA Loan	6,017.67
Total Long-Term Liabilities	**$160,623.77**
Total Liabilities	**$520,005.45**
Equity	
-Opening Balance Equity	5,992.04
A. Perlman	-390.00
Brian Collins (.25% Ownership)	3,500.00
D. Flaherty	-16,997.00
D. Flaherty ()	
D. Flaherty Contributions	10,000.00
Total D. Flaherty ()	**10,000.00**
J. Colucci	-10,801.00
Owner Draw - Colucci	-29,851.49
Total J. Colucci	**-40,652.49**
Jerry Kerwin Equity	3,000.00
Josh Rosenberg Equity	8,300.00
Retained Earnings	-261,811.50
Net Income	-68,371.58
Total Equity	**$ -357,430.53**
TOTAL LIABILITIES AND EQUITY	**$162,574.92**

Procertas LLC

Profit and Loss

January - December 2020

	TO
Income	
Software Income	371,19
Total Income	**$371,19**
Cost of Goods Sold	
Cost of Goods Sold	
Development Expense	334,65
Other Costs of Services - COS	16
Total Cost of Goods Sold	**334,81**
Total Cost of Goods Sold	**$334,81**
GROSS PROFIT	**$36,38**
Expenses	
7000 Advertising	
Advertising & Marketing	17,32
Total 7000 Advertising	**17,32**
8000 Office/General Administrative Expenses	
Bank Charges & Fees	5,56
Charitable Donation	50
Conferences & Training	1,19
Insurance	73
Interest Paid	6,35
Meals & Entertainment	27
Office Supplies & Software	27,03
Postage	1
Professional Services	
Accounting Fees	20,25
Consulting	75
Legal	22,53
Total Professional Services	**43,54**
Taxes & Licenses	70
Technology Expense	3,14
Telephone	34
Travel	1,00
Total 8000 Office/General Administrative Expenses	**90,42**
Total Expenses	**$107,75**
NET OPERATING INCOME	**$ -71,37**
Other Income	
Other Income	7,00
Total Other Income	**$7,00**
Other Expenses	
Amortization	4,00
Total Other Expenses	**$4,00**
NET OTHER INCOME	**$3,00**
NET INCOME	**$ -68,37**